UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

DF Growth REIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

750 B Street Suite 1930 San Diego, CA 92101

(Address of principal executive offices)

85-26000369

(IRS Employer Identification Number)

Issuer’s telephone number, including area code

858.430.8528

The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to DF Growth REIT II, LLC, unless the context indicates otherwise.

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The financial statements included in this filing as of and for the six months ended June 30, 2025 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

The Company was formed on August 6, 2020 and began operating its investment portfolio on December 10, 2021 when it completed its first property acquisition. As of June 30, 2025, the Company had invested a total of $9,382,393 in equity in 5 projects managed by our Sponsor and $113,859 in debt in 1 project managed by our Sponsor as follows:

Property	Ownership Percentage	Investment Type	Investment Amount*
Avalon I (aka) Willow Ridge	1.28	Equity	$131,693
Avalon II (aka NCP Dove)	29.72	Equity	$5,051,716
Mission Villas	16.94	Equity	$1,842,278
Swaying Oaks	41.04	Equity	$1,550,935
Durant Ave.	31.69	Equity	$793,994
Avalon II (aka NCP Dove)	N/A	Debt	$113,859
TOTAL			$9,496,252

*	Investment Amount represents the net amount contributed to the specified property or related fees or expenses and does not include unrealized losses or gains or other adjusting journal entries.

Revenue

The Company received no revenue during the period ending June 30, 2025. The Company sold a portion of its interest in Durant Ave. for $92,617, which reduced the Total Real Estate Equity Investments, Net for the period ending June 30, 2025 accordingly.

Expenses

Expenses (consisting entirely of general and administrative expenses) during the period ending June 30, 2025 were $40,134. Our net loss for the period was $40,134, compared to a net loss of $9,413 for the period ending June 30, 2024.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. On June 9, 2022, our Offering whereby we sought to raise $75,000,000 was suspended and we raised no additional equity capital after that date. As of June 30, 2025, we had raised approximately $11.3 million; we had deployed approximately $9.47 million in 6 investments; and we had approximately $15,567 in cash and cash equivalents, compared to $8,902 in cash and cash equivalents for the period ended December 31, 2024.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macroeconomic forces that affected all asset classes in the first half of 2025. Short term headwinds included continuing high interest rates and the treatment of federal surplus/deficit spending and inflation as measured by the Consumer Price Index (CPI), but upward pressure on the job market has spawned hope for multiple interest rate cuts later in 2025.

We anticipate rent growth to return in select markets before the end of 2025 once new construction deliveries are fully absorbed. Sustained high interest rates will likely continue to impact valuations as multifamily transaction prices will begin to come more in line with the increased cost of capital until significant rate cuts have been absorbed by the market.

ITEM 2

OTHER INFORMATION

SEC Investigation and Related Litigation

As previously disclosed, in November 2021 the SEC began an investigation of the Company and in February 2022 the SEC initiated a related enforcement action. The SEC alleged that the Company had failed to comply with two technical requirements of Regulation A in its offering to investors and had included inaccurate statements about the Company on the DiversyFund website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. On June 9, 2023 the SEC issued a settlement order in which the Company agreed to a permanent suspension of its offering. No fines or penalties were administered by the SEC. The SEC concluded its investigation of the Company on August 9, 2023 and announced that it recommended no further actions against the Company or any of its affiliates.

In December 2022 attorneys for three shareholders in the Company brought a putative class action against the Company; DF Growth REIT I, LLC; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of REIT II. The shareholder action alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys for the plaintiffs filed an amended complaint and the Company again responded with a motion to dismiss all claims. On June 8, 2025 the court issued a ruling that dismissed most claims as implausible or insufficiently supported by facts but permitted three claims to continue. Our counsel believes that the court made errors in its evaluation of the remaining claims and that those claims will be rejected at trial should the case not settle beforehand. The parties are now waiting to schedule the beginning of discovery. It is typically difficult to predict the course of contested litigation, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation, including fees for the Company’s attorneys as well as for those of plaintiffs’ attorneys should the court rule against the Company, to significant economic consequences. The Company has already incurred significant legal costs and expenses defending against this action; to date, these costs and expenses have been paid by the Sponsor.

Recent Developments

Investments

No new real estate investments were acquired or sold by the Company since June 30, 2025, other than additional investments into assets listed in the table above.

ITEM 3

Financial Statements

DF Growth REIT II, LLC

DF Growth REIT II, LLC
Balance Sheet
As of June 30, 2025 (Unaudited) and December 31, 2024 (Audited)

	Six Months Ended June 30, 2025	Year Ended December 31, 2024
ASSETS
Cash and Cash Equivalents	$15,567	$8,902
Due From Related Party	117,643	117,643
Total Real Estate Equity Investments, Net	5,241,414	5,302,621
Real Estate Debt Investments	113,859	113,859
Total Assets	$5,488,483	$5,543,025

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Accounts Payable and accrued expenses	$91,824	$106,232
Related Party Payable
Dividend Payable
Subscription received in advance
Redemptions Payable
Total Liabilities	$91,824	$106,232

MEMBERS’ EQUITY
Equity:
Common Shares $10 par value; 5,000,000 shares authorized ; 1,108,312 shares issued and outstanding, net of offering costs as of June 30, 2024	$11,346,778	$11,346,778
Accumulated Deficit	(5,950,119)	(5,909,985)
Total Members’ Equity	$5,396,659	$5,436,793

Total Liabilities and Members’ Equity	$5,488,483	$5,543,025

DF Growth REIT II, LLC
Statement of Operations
For the periods ended June 30, 2025 (Unaudited) and June 30, 2024 (Unaudited)

	Six Months Ended June 30, 2025		Six Months Ended June 30, 2024
REVENUES
Rental Property Revenue		$-	$-
Realized Investment Income	$
Other Income
TOTAL REVENUES	$		$-

EXPENSES
Operating Expenses
General and Administrative Expenses		$40,134	$9,413
Fund Management
Total Operating Expenses		$40,134	$9,413
Investing Expenses
Unrealized Investment Loss
Total Investing Expenses
TOTAL EXPENSES		$40,134	$9,413
NET GAIN/LOSS		$(40,134)	$(9,413)

DF Growth REIT II, LLC
Statement of Cash Flows
For the periods ended June 30, 2025 (Unaudited) and June 30, 2024 (Unaudited)

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
OPERATING ACTIVITIES
Net Loss	(40,134)	(9,413)
Adjustments to Organization Costs
Change in Assets and Liabilities
Net increase/decrease in accounts receivable and other assets
Net increase/decrease in accounts payable and accrued expenses	(14,408)	(17,333)
Net Increase/decrease in due to related party	-
Net cash used in operating activities	(54,542)	(26,746)
INVESTING ACTIVITIES
Investment in real estate equity investments	61,207	25,000
Investment in real estate debt investments
Net cash used in Investing activities	61,207	25,000
FINANCING ACTIVITIES
Proceeds from the issuance of common stock, net of syndication costs
Decrease in Liability to Sponsor
Change in Notes and Interest Payable
Paid to investors for Dividends
Net cash provided by financing activities	-	-

Net increase in cash and cash eqivalents	6,665	(1,746)
Cash and cash equivalents, beginning of period	8,902	21,922
Cash and cash equivalents, end of period	$15,567	$20,176

DF Growth REIT II, LLC
Statement of Members’ Equity
For the year ended December 31, 2024 (Audited)

	Class A Investor Shares		Accumulated	Total
	Shares	Amount	Deficit	Equity
January 1, 2024	1,134,678	$11,346,778	$(4,802,181)	$6,544,597
Proceeds from issuance of class A shares	-	-		-
Distributions declared on class A shares	-	-		-
Net Gain			(1,107,804)	(1,107,804)
Balance as of December 31, 2024	1,134,678	$11,346,778	$(5,909,985)	$5,436,793

DF Growth REIT II, LLC
Statement of Members’ Equity
For the six months ended June 30, 2025 (Unaudited)

	Class A Investor Shares		Accumulated	Total
	Shares	Amount	Deficit	Equity
January 1, 2025	1,134,678	$11,346,778	$(5,909,985)	$5,436,793
Proceeds from issuance of class A shares	-	-		-
Distributions declared on class A shares	-	-		-
Net Gain			(40,134)	(40,134)
Balance as of June 30, 2025	1,134,678	$11,346,778	$(5,950,119)	$5,396,659

ITEM 4

Exhibits

Exhibit 1A-2A	Certificate of Formation*
Exhibit 1A-2B	Limited Liability Company Agreement dated August 20, 2020*
Exhibit 1A-2C	Authorizing Resolution of the Company*
Exhibit 1A-6A	Investment Agreement*
Exhibit 1A-6B	Management Services Agreement by and between the Company and the Manager dated August 20, 2020*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11394) and incorporated by reference herein

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 2025.

DF Growth REIT II, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Craig Cecilio

Director and Chief Executive Officer of DiversyFund, Inc. September 30, 2025.

/s/ Alan Lewis

Director and Chief Investment Officer of DiversyFund, Inc. September 30, 2025